Exhibit 99.2

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder's vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.



ZTO Express (Cayman) Inc.
中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2057)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

The Board of ZTO Express (Cayman) Inc. is pleased to announce the unaudited annual consolidated results of the Group for the year ended December 31, 2024, together with the comparative figures for the corresponding period in 2023. These annual results have been prepared in accordance with U.S. GAAP and have been reviewed by the Audit Committee of the Board.

FINANCIAL HIGHLIGHTS

	For the Year Ended December 31,		
	2023	**2024**	Change *(%)*
	(Audited)	**(Unaudited)**	
	(RMB in thousands, except percentages and per share data)		
Revenues	38,418,915	**44,280,720**	15.3%
Cost of revenues	(26,756,389)	**(30,563,628)**	14.2%
Gross profit	11,662,526	**13,717,092**	17.6%
Net income	8,754,457	**8,887,595**	1.5%
Net income attributable to ordinary shareholders	8,749,004	**8,816,835**	0.8%
Non-GAAP Financial Measures:			
EBITDA[1]	13,857,799	**15,094,281**	8.9%
Adjusted EBITDA[2]	14,107,290	**16,354,858**	15.9%
Adjusted net income[3]	9,005,920	**10,150,359**	12.7%
Adjusted net income attributable to ordinary shareholders[4]	9,000,467	**10,079,599**	12.0%
Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders[5]			
Basic	RMB11.14	**RMB12.52**	12.4%
Diluted	RMB10.90	**RMB12.20**	11.9%

---

(1) EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2) Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(3) Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries and corresponding tax impact in which management aims to better represent the underlying business operations.

(4) Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(5) Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.

Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes.

We believe that such Non-GAAP measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the year ended December 31,		
	2023	2024	
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)		
Net income	8,754,457	8,887,595	1,217,595
Add:			
Share-based compensation expense[1]	254,976	318,692	43,661
Impairment of investment in equity investees[1]	–	931,367	127,597
(Gain)/Loss on disposal of equity investees and subsidiaries, net of income taxes	(3,513)	12,705	1,741
Adjusted net income	9,005,920	10,150,359	1,390,594
Net income	8,754,457	8,887,595	1,217,595
Add:			
Depreciation	2,740,819	2,882,579	394,912
Amortization	134,390	140,827	19,293
Interest expenses	289,533	337,919	46,295
Income tax expenses	1,938,600	2,845,361	389,813
EBITDA	13,857,799	15,094,281	2,067,908
Add:			
Share-based compensation expense	254,976	318,692	43,661
Impairment of investment in equity investees	–	931,367	127,597
(Gain)/Loss on disposal of equity investees and subsidiaries	(5,485)	10,518	1,441
Adjusted EBITDA	14,107,290	16,354,858	2,240,607

(1)   Net of income taxes of nil

	For the year ended December 31,		
	2023	2024	
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)		
Net income attributable to ordinary shareholders	8,749,004	8,816,835	1,207,901
Add:			
Share-based compensation expense[1]	254,976	318,692	43,661
Impairment of investment in equity investees[1]	–	931,367	127,597
(Gain)/Loss on disposal of equity investees and subsidiaries, net of income taxes	(3,513)	12,705	1,741
Adjusted net income attributable to ordinary shareholders	9,000,467	10,079,599	1,380,900
Weighted average shares used in calculating net earnings per ordinary share/ADS			
Basic	807,739,616	804,875,816	804,875,816
Diluted	838,948,683	838,441,916	838,441,916
Net earnings per share/ADS attributable to ordinary shareholders			
Basic	10.83	10.95	1.50
Diluted	10.60	10.70	1.47
Adjusted net earnings per share/ADS attributable to ordinary shareholders			
Basic	11.14	12.52	1.72
Diluted	10.90	12.20	1.67

(1)   Net of income taxes of nil

BUSINESS REVIEW AND OUTLOOK

Business Review during the Reporting Period

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In 2024, we achieved solid financial and operating results as we continue to improve operational efficiency and emphasize profitable growth amidst intensified industry competition. Our revenue increased by 15.3% from RMB38,418.9 million for the year ended December 31, 2023 to RMB44,280.7 million for the same period in 2024, primarily due to an increase in express delivery demand driven by the growth of online consumption penetration and our mix shift towards higher-value customers.

Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers as well as associated returned parcels services. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL), cross-border, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; cross border including freight forwarding services; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation.

Logistics Network and Infrastructure

Network Base

We operate a highly scalable and flexible network partnership model to buttress the significant growth of e-commerce in China. We pride ourselves in having established a solid and cohesive network base that covers 99% of cities and counties across China. As of December 31, 2024, we had over 6,000 direct network partners operating over 31,000 pickup and delivery outlets and over 110,000 last-mile posts nationwide.

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

Logistics Infrastructure

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of December 31, 2024, our logistics infrastructure network comprised 95 sorting hubs with 596 automation lines and over 3,900 line-haul routes serviced by over 10,000 self-owned line-haul trucks, out of which more than 9,400 were high capacity 15 to 17-meter-long models.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

Technology Infrastructure

Our self-developed and centralized Zhongtian system is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to-end operation of our express delivery services.

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the year ended December 31, 2024 compared to the same period in 2023.

Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more "green" express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/. The Company's ESG report for the year ended December 31, 2024 will be published together with its annual report for the year ended December 31, 2024 in due course.

Important Events after the Reporting Period

Appointment of Nominating and Corporate Governance Committee Member

The Board has appointed Ms. Fang XIE, an independent non-executive director, as a member of the Nominating and Corporate Governance Committee, effective March 19, 2025. Following the appointment, the Nominating and Corporate Governance Committee consists of four independent non-executive directors, namely Mr. Frank Zhen WEI (as the chairman), Mr. Qin Charles HUANG, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE.

Declaration of Semi-Annual Dividend

The Board has approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2025. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 10, 2025 (Hong Kong Time). The payment date is expected to be April 22, 2025 for holders of Class A and Class B ordinary shares, and April 29, 2025 for holders of ADSs.

Business Outlook

Since its establishment in 2002, ZTO has always adhered to the philosophy of shared-success, paid attention to infrastructure development and its efficient utilization to establish our competitive advantage, and we have consistently stayed relevant in promoting fair and equitable sharing of burden and benefits amongst all participants of our business endeavors. Our leading position at present in the express delivery industry in terms of service quality, scale and profitability is the result of the common goal and concerted win-win cooperation by everyone under the ZTO brand.

Looking ahead, we are confident in the growth prospects of China's express delivery industry. Staying practical and improving digitization and data-driven process improvements will continuously enhance ZTO's competitive edge; altruistic service mindset will propel us to grow our business big and strong as well as to take on greater responsibility towards the country and the society; the balanced approach and increases in service quality, scale and reach plus higher earnings will bring about meaningful payback to everyone who participates, supports and invests in us.

Based on current market conditions and current operations, the Company's parcel volume for 2025 is expected to be in the range of 40.8 billion to 42.2 billion, representing a 20% to 24% increase year over year. Such estimates represent management's current and preliminary view, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

	For the Year Ended December 31,		
	2023	2024	% of revenues
	(Audited)	(Unaudited)	
	(RMB in thousands, except percentages)		
Express delivery services	35,488,060	40,953,034	92.5
Freight forwarding services	906,802	885,410	2.0
Sale of accessories	1,876,624	2,300,392	5.2
Others	147,429	141,884	0.3
Total revenues	38,418,915	44,280,720	100.0

Core Express Delivery Business

Revenues from our core express delivery business increased by 15.7% from RMB37,512.1 million for the year ended December 31, 2023 to RMB43,395.3 million for the same period in 2024, as a result of a 12.6% increase in parcel volume and a 2.7% increase in parcel unit price. A substantial part of such revenue is derived from services provided to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. For the year ended December 31, 2024, such fees represented 94.4% of our total revenue from express delivery services. The remaining portion of our revenue from express delivery services was derived from enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. KA revenue including delivery fees from direct sales organizations established to serve core express KA customers, increased by 100.7% as the proportion of higher-valued parcels such as returned parcels from e-commerce platforms continued to increase.

Freight Forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the year ended December 31, 2024, revenue from such services decreased by 2.4% compared to the same period in 2023 mainly due to declining cross-border e-commerce pricing.

Sale of Accessories and Others

Revenue from sale of accessories largely consisted of sales of thermal paper used for digital waybills' printing. For the year ended December 31, 2024, revenue from sale of accessories and others increased by 22.6% compared to the same period in 2023. Other revenues were mainly derived from financing services.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	For the Year ended December 31,		
	2023	2024	% of revenue
	(Audited)	(Unaudited)	
	(RMB in thousands, except percentages)		
Line-haul transportation cost	13,591,627	**13,966,446**	**31.5**
Sorting hub operating cost	8,253,522	**9,163,784**	**20.7**
Freight forwarding cost	854,533	**828,270**	**1.9**
Cost of accessories sold	513,391	**651,729**	**1.5**
Other costs	3,543,316	**5,953,399**	**13.4**
Total cost of revenues	26,756,389	**30,563,628**	**69.0**

Total cost of revenues increased by 14.2% from RMB26,756.4 million for the year ended December 31, 2023 to RMB30,563.6 million for the year ended December 31, 2024.

- **Line haul transportation cost** was RMB13,966.4 million, an increase of 2.8% from RMB13,591.6 million in the same period of 2023. The unit transportation cost decreased by 8.9% or 4 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

- **Sorting hub operating cost** was RMB9,163.8 million, an increase of 11.0% from RMB8,253.5 million in the same period of 2023. The increase primarily consisted of (i) RMB542.6 million increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB288.3 million increase in depreciation and amortization costs associated with automated equipment and facility upgrades to further improve transit efficiency. As of December 31, 2024, 596 sets of automated sorting equipment were in service, compared to 464 sets as of December 31, 2023, which enhanced overall sorting operational efficiencies.

- **Freight forwarding cost** was RMB828.3 million, representing a decrease by 3.1% compared with RMB854.5 million in the same period of 2023 as freight forwarding revenue declined.

- **Cost of accessories sold** was RMB651.7 million, representing an increase by 26.9% compared with RMB513.4 million in the same period of 2023 in line with parcel volume growth.

- **Other costs** were RMB5,953.4 million, an increase of 68.0% from RMB3,543.3 million in 2023. The increase was mainly driven by RMB2,452.0 million increase in costs associated with serving higher-value enterprise customers, level of which is consistent with related revenue increases.

Gross Profit

Gross profit increased by 17.6% from RMB11,662.5 million for the year ended December 31, 2023 to RMB13,717.1 million for the year ended December 31, 2024. Our gross profit margin increased to 31.0% for the year ended December 31, 2024 from 30.4% for the same period of 2023, as a combined result of revenues growth and cost productivity gain.

Operating Expenses

Total operating expenses increased by 17.3% to RMB1,940.2 million in the year ended December 31, 2024 from RMB1,654.6 million in the same period of 2023.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 10.9% from RMB2,425.3 million for the year ended December 31, 2023 to RMB2,690.0 million for the year ended December 31, 2024. The increase primarily consisted of (i) RMB72.4 million in headquarters facility expenses, (ii) RMB47.6 million depreciation and amortization costs associated with administrative equipment and facilities, and (iii) RMB47.6 million in compensation and benefit expenses.

Other operating income, net. Our net other operating income decreased by 2.7% from RMB770.7 million for the year ended December 31, 2023 to RMB749.8 million for the year ended December 31, 2024. Other operating income mainly consisted of (i) RMB488.9 million of government subsidies and tax rebates, (ii) RMB171.3 million of rental and other income, and (iii) RMB111.5 million ADR fee rebate.

Income from Operations

Our income from operations was RMB11,776.9 million for the year ended December 31, 2024, an increase of 17.7% from RMB10,007.9 million for the same period last year. The operating margin rate increased to 26.6% from 26.0% in the same period last year.

Other Income and Expense

Interest income. Our interest income increased by 40.6% from RMB706.8 million for the year ended December 31, 2023 to RMB993.5 million for the year ended December 31, 2024.

Interest expense. Our interest expense increased by 16.7% from RMB289.5 million for the year ended December 31, 2023 to RMB337.9 million for the year ended December 31, 2024.

Gain from fair value changes of financial instruments. Our gain from fair value changes of financial instruments increased by 23.3% from RMB164.5 million for the year ended December 31, 2023 to RMB202.9 million for the year ended December 31, 2024. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of investment in equity investees. Our impairment of investment in equity investees was RMB931.4 million for the year ended December 31, 2024, which included the provision for impairment of (i) RMB479.9 million related to a tender offer initiated by Alibaba Group Holding Limited to purchase all the outstanding shares of Cainiao Smart Logistics Network Limited ("**Cainiao**"), as the offer price was below the carrying amount, and (ii) RMB451.5 million of the Company's investment in Zhejiang Yizhan Network Technology Co., Ltd. ("**Yizhan**"), a subsidiary of Cainiao.

Foreign currency exchange loss. Our foreign currency exchange loss was RMB17.9 million for the year ended December 31, 2024, compared with a gain of RMB93.5 million for the year ended December 31, 2023, mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense increased by 46.8% from RMB1,938.6 million for the year ended December 31, 2023 to RMB2,845.4 million for the year ended December 31, 2024. Overall income tax rate increased by 6.3% for the year ended December 31, 2024 compared to the same period in 2023, mainly due to (i) the accrual of RMB518.3 million in withholding tax on dividend payable to ZTO Express (Hong Kong) Limited, and (ii) an income tax refund of RMB207.1 million received in the third quarter of 2023 by Shanghai Zhongtongji Network Technology Co., Ltd., a wholly-owned subsidiary of the Company, for being recognized as a "Key Software Enterprise" that was qualified for a preferential tax rate of 10% for tax year 2022.

Net Income

As a result of the foregoing, our net income increased by 1.5% from RMB8,754.5 million for the year ended December 31, 2023 to RMB8,887.6 million for the year ended December 31, 2024.

Future Plans for Material Investments or Capital Asset

As of December 31, 2024, we did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2024, our gearing ratio was 32.1%, compared to 31.9% as of December 31, 2023, calculated by dividing total liabilities by total assets.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2024, our cash and cash equivalents, restricted cash and short-term investments were RMB13,465.4 million, RMB37.5 million, and RMB8,848.4 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of December 31, 2024, approximately 92.9% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 84.1% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of December 31, 2024, we had outstanding principal amount of bank borrowings of RMB9,514.0 million as compared with RMB7,766.0 million as of December 31, 2023. The weighted average interest rate of borrowings drawn was 1.2% for the year ended December 31, 2024. All of the bank borrowings of the Group were denominated in RMB and were at fixed interest rate.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

Significant Investments

We did not make or hold any significant investments during the year ended December 31, 2024.

Material Acquisitions and Disposals

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

Pledge of Assets

As of December 31, 2024, our interest-bearing time deposits of RMB4.1 billion were used as pledge for the issuance of bank acceptance notes.

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2024, we had RMB1,820.4 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB165.5 million in our cash and cash equivalents, restricted cash and short-term investment.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Contingent Liabilities

We had no material contingent liabilities as at December 31, 2024.

Capital Expenditures and Capital Commitment

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB5.9 billion for the year ended December 31, 2024 (year ended December 31, 2023: RMB6.7 billion). We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2024 amounted to RMB5.2 billion. All of these capital commitments will be fulfilled based on the construction progress.

Employees and Remuneration

As of December 31, 2024, the Company had a total of 24,477 employees. The following table sets forth the total number of employees by function:

Functional Area	Number of Employees	% of Total
Sorting	7,525	30.8
Transportation	3,475	14.2
Management and Administration	4,827	19.7
Operation Support & Customer Service	7,154	29.2
Technology and Engineering	1,084	4.4
Sales and Marketing	412	1.7
Total	**24,477**	**100.0**

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost of employees of the Group without share-based compensation expense incurred from the year ended December 31, 2024 was RMB3,392.6 million, as compared to RMB3,226.5 million for the year ended December 31, 2023.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company had in place the 2016 Plan and the cash incentive scheme through ZTO ES during the Reporting Period. On March 19, 2024, the Board approved and adopted the 2024 Plan effective in March 2024, which does not involve the issue of new shares of the Company. Further details in respect of the 2016 Plan, the 2024 Plan and the cash incentive scheme through ZTO ES are set out in the annual report of the Company for the year ended December 31, 2023.

CORPORATE GOVERNANCE

Compliance with the CG Code

During the year ended December 31, 2024 and up to the date of this announcement, the Company has complied with all the code provisions as set forth in Part 2 of the CG Code in Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting than the Model Code as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On April 26, 2023, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Mr. Jilei WANG. The relevant Rule 10b5-1 trading plan expired during the Reporting Period.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code and the Model Code during the year ended December 31, 2024 and up to the date of this announcement.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Environmental, Social and Governance Committee for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of two independent non-executive Directors, namely Mr. Herman YU, Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an "audit committee financial expert" and as the chairman of the Audit Committee. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

- appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

- reviewing with the independent auditors any audit problems or difficulties and management's response;

- discussing the annual audited financial statements with management and the independent auditors;

- reviewing and discussing with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan's progress and results during the year;

- reviewing with management, the Company's independent auditors and the Company's internal auditing department, the information which is required to be reported by the independent auditor;

- resolving all disagreements between the Company's independent auditors and management regarding financial reporting;

- reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

- reviewing and approving all proposed related party transactions;

- meeting separately and periodically with management and the independent auditors; and

- monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee has reviewed our unaudited annual results for the year ended December 31, 2024 and has met with the independent auditor of the Company, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the year ended December 31, 2024 is still in progress. The figures in respect of the Company's unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income, and unaudited condensed consolidated statements of cash flows and the related notes thereto as of and for the year ended December 31, 2024 as set out in this announcement have been agreed by the Company's auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Company's unaudited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by Messrs. Deloitte Touche Tohmatsu on this announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company's audited financial statements and this preliminary unaudited financial information.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, the Company repurchased a total of 8,045,382 ADSs on the NYSE (representing the same number of Class A ordinary shares (the "**Repurchased Shares**")) for an aggregate consideration of US$158,786,680.88 (before expense). As at the date of this announcement, all the Repurchased Shares have been cancelled.

Particulars of the repurchases made by the Company during Reporting Period are as follows:

NYSE

Month 2024	Number of ADSs repurchased	Highest price paid per ADS	Lowest price paid per ADS	Total consideration paid (before expense)
		(US$)	*(US$)*	*(US$)*
July	2,527,481	20.00	19.27	49,948,040.10
December	5,517,901	20.00	19.11	108,838,640.78

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed (including sale of treasury shares as defined under the Listing Rules) on the Hong Kong Stock Exchange or the NYSE during the Reporting Period. The Company did not hold any treasury shares as defined under the Listing Rules as at December 31, 2024.

Use of proceeds from the Notes Offering

In August 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the "**2027 Notes**"). The 2027 Notes bear interest at a rate of 1.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Holders may convert the 2027 Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company's ADSs, each currently representing one Class A ordinary share, or a combination of cash and ADSs, at its election. As disclosed in the announcement dated August 25, 2022 issued by the Company in connection with the Notes Offering, the Company has entered into capped call transactions with an affiliate of the initial purchaser and another financial institution in connection with the pricing of the 2027 Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The 2027 Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended.

As disclosed in the Company's announcements dated August 24, 2022 and August 25, 2022, the Company used a portion of the net proceeds from the offering of the 2027 Notes in the amount of US$54 million to pay the costs of the capped call transactions. We received proceeds of approximately US$930.3 million net of issuance cost paid and capped call option. The Company planned to use the remainder of the net proceeds for (i) enhancement of the scale and capability of our logistics operations; (ii) investment in the logistics ecosystem; and (iii) working capital and other general corporate purposes. For further details, please refer to the announcements of the Company dated August 24 and 25, 2022.

As disclosed in the interim results announcement and interim report of the Company for the six month ended June 30, 2024, we had utilized the above net proceeds as intended as to (i) US$282.1 million for enhancement of the scale and capability of our logistics operations; (ii) US$7.0 million for investment in the logistics ecosystem; and (iii) US$641.2 million for working capital and other general corporate purposes. All the net proceeds from the offering of the 2027 Notes have been utilized as of December 31, 2024.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 and 2024
(Amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2023 RMB	2024 RMB	US$ (Note 2)
ASSETS				
Current assets				
Cash and cash equivalents		12,333,884	**13,465,442**	**1,844,758**
Restricted cash		686,568	**37,517**	**5,140**
Accounts receivable, net	3	572,558	**1,503,706**	**206,007**
Financing receivables, net		1,135,445	**1,178,617**	**161,470**
Short-term investment		7,454,633	**8,848,447**	**1,212,232**
Inventories		28,074	**38,569**	**5,284**
Advances to suppliers		821,942	**783,599**	**107,353**
Prepayments and other current assets		3,772,377	**4,329,664**	**593,162**
Amounts due from related parties		148,067	**168,160**	**23,038**
Total current assets		26,953,548	**30,353,721**	**4,158,444**
Investments in equity investees		3,455,119	**1,871,337**	**256,372**
Property and equipment, net		32,181,025	**33,915,366**	**4,646,386**
Land use rights, net		5,637,101	**6,170,233**	**845,318**
Intangible assets, net		23,240	**17,043**	**2,335**
Operating lease right-of-use assets		672,193	**566,316**	**77,585**
Goodwill		4,241,541	**4,241,541**	**581,089**
Deferred tax assets		879,772	**984,567**	**134,885**
Long-term investment		12,170,881	**12,017,755**	**1,646,426**
Long-term financing receivables, net		964,780	**861,453**	**118,019**
Other non-current assets		701,758	**919,331**	**125,948**
Amounts due from related parties-non current		584,263	**421,667**	**57,766**
TOTAL ASSETS		88,465,221	**92,340,330**	**12,650,573**
LIABILITIES AND EQUITY				
Current liabilities				
Short-term bank borrowings		7,765,990	**9,513,958**	**1,303,407**
Accounts payable	4	2,557,010	**2,463,395**	**337,484**
Advances from customers		1,745,727	**1,565,147**	**214,424**
Income tax payable		333,257	**488,889**	**66,978**
Amounts due to related parties		234,683	**202,766**	**27,779**
Operating lease liabilities, current		186,253	**183,373**	**25,122**
Dividends payable		1,548	**14,134**	**1,936**
Convertible senior notes		–	**7,270,081**	**995,997**
Other current liabilities		7,236,716	**6,571,492**	**900,290**

	Notes	As of December 31,		
		2023	2024	
		RMB	*RMB*	*US$*
				(Note 2)
Total current liabilities		20,061,184	**28,273,235**	**3,873,417**
Non-current operating lease liabilities		455,879	**377,717**	**51,747**
Deferred tax liabilities		638,200	**1,014,545**	**138,992**
Convertible senior notes		7,029,550	**–**	**–**
Total Liabilities		28,184,813	**29,665,497**	**4,064,156**
Shareholders' equity				
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024)	8	525	**523**	**72**
Additional paid-in capital		24,201,745	**24,389,905**	**3,341,403**
Treasury shares, at cost (3,000,000 and 7,774,535 shares as of December 31, 2023 and 2024, respectively)		(510,986)	**(1,131,895)**	**(155,069)**
Retained earnings		36,301,185	**39,098,553**	**5,356,480**
Accumulated other comprehensive loss		(190,724)	**(294,694)**	**(40,373)**
ZTO Express (Cayman) Inc. shareholders' equity		59,801,745	**62,062,392**	**8,502,513**
Non-controlling interests		478,663	**612,441**	**83,904**
Total Equity		60,280,408	**62,674,833**	**8,586,417**
TOTAL LIABILITIES AND EQUITY		88,465,221	**92,340,330**	**12,650,573**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(Amounts in thousands, except for share and per share data)

	Notes	Year ended December 31, 2023 RMB	2024 RMB	US$ (Note 2)
Revenues		38,418,915	**44,280,720**	**6,066,434**
Cost of revenues		(26,756,389)	**(30,563,628)**	**(4,187,200)**
Gross profit		11,662,526	**13,717,092**	**1,879,234**
Operating (expenses)/income				
Selling, general and administrative		(2,425,253)	**(2,690,017)**	**(368,531)**
Other operating income, net		770,651	**749,784**	**102,720**
Total operating expenses		(1,654,602)	**(1,940,233)**	**(265,811)**
Income from operations		10,007,924	**11,776,859**	**1,613,423**
Other income/(expenses)				
Interest income		706,765	**993,535**	**136,114**
Interest expense		(289,533)	**(337,919)**	**(46,295)**
Gain from fair value changes of financial instruments		164,517	**202,886**	**27,795**
Gain/(loss) on disposal of equity investees and subsidiaries and others		5,485	**(10,518)**	**(1,441)**
Impairment of investment in equity investees		–	**(931,367)**	**(127,597)**
Foreign currency exchange gain/(loss)		93,543	**(17,930)**	**(2,456)**
Income before income tax and share of gain in equity method investments		10,688,701	**11,675,546**	**1,599,543**
Income tax expense	5	(1,938,600)	**(2,845,361)**	**(389,813)**
Share of gain in equity method investments		4,356	**57,410**	**7,865**

	Notes	2023 RMB	2024 RMB	US$ (Note 2)
			Year ended December 31,	
Net income		8,754,457	**8,887,595**	**1,217,595**
Net income attributable to non-controlling interests		(5,453)	**(70,760)**	**(9,694)**
Net income attributable to ZTO Express (Cayman) Inc.		8,749,004	**8,816,835**	**1,207,901**
Net income attributable to ordinary shareholders		8,749,004	**8,816,835**	**1,207,901**
Net earnings per share attributable to ordinary shareholders	7			
Basic		10.83	**10.95**	**1.50**
Diluted		10.60	**10.70**	**1.47**
Weighted average shares used in calculating net earnings per ordinary share/ADS				
Basic		807,739,616	**804,875,816**	**804,875,816**
Diluted		838,948,683	**838,441,916**	**838,441,916**
Net income		8,754,457	**8,887,595**	**1,217,595**
Other comprehensive loss, net of tax of nil				
Foreign currency translation adjustment		(104,052)	**(103,970)**	**(14,244)**
Comprehensive income		8,650,405	**8,783,625**	**1,203,351**
Comprehensive income attributable to non-controlling interests		(5,453)	**(70,760)**	**(9,694)**
Comprehensive income attributable to ZTO Express (Cayman) Inc.		8,644,952	**8,712,865**	**1,193,657**

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2024
(Amounts in thousands, except for share and per share data)

	Year ended December 31,		
	2023	2024	
	RMB	RMB	US$
			(Note 2)
Cash flows from operating activities			
Net cash provided by operating activities	13,360,967	**11,429,436**	**1,565,826**
Cash flows from investing activities			
Purchases of property and equipment	(6,528,833)	**(5,208,156)**	**(713,514)**
Purchases of land use rights	(140,948)	**(693,973)**	**(95,074)**
Purchases of short-term investment	(11,261,190)	**(13,732,405)**	**(1,881,332)**
Maturity of short-term investment	9,798,273	**15,705,822**	**2,151,689**
Purchases of long-term investment	(10,090,353)	**(3,918,647)**	**(536,852)**
Maturity of long-term investment	5,240,732	**836,137**	**114,550**
Net cash received from disposal of equity investees	413,931	**719,777**	**98,609**
Net cash in (out) in relation to disposal of a subsidiary	62,998	**(3,179)**	**(436)**
Loan to employees	(66,590)	**(128,681)**	**(17,629)**
Repayments of loan to employees	169,049	**160,655**	**22,010**
Others	150,180	**281,926**	**38,623**
Net cash used in investing activities	(12,252,751)	**(5,980,724)**	**(819,356)**
Cash flows from financing activities			
Capital contribution from non-controlling interest shareholder	19,348	**20,342**	**2,787**
Proceeds from short-term borrowings	12,279,050	**19,712,958**	**2,700,664**
Repayment of short-term borrowings	(9,924,563)	**(17,965,557)**	**(2,461,271)**
Repurchase of ordinary shares	(1,006,451)	**(1,157,472)**	**(158,573)**
Payment of dividends	(2,072,509)	**(5,605,451)**	**(767,944)**
Others	(64,711)	**–**	**–**
Net cash used in financing activities	(769,836)	**(4,995,180)**	**(684,337)**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	109,843	**26,105**	**3,577**
Net change in cash, cash equivalents and restricted cash	448,223	**479,637**	**65,710**
Cash, cash equivalents and restricted cash at beginning of year	12,603,087	**13,051,310**	**1,788,022**
Cash, cash equivalents and restricted cash at end of year	13,051,310	**13,530,947**	**1,853,732**

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,		
	2023	2024	
	RMB	RMB	US$
			(Note 2)
Cash and cash equivalents	12,333,884	13,465,442	1,844,758
Restricted cash	686,568	37,517	5,140
Restricted cash, non-current [1]	30,858	27,988	3,834
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	13,051,310	13,530,947	1,853,732

Note:

(1)   The non-current restricted cash is included in other non-current assets on the condensed consolidated balance sheets.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024
(Amounts in thousands, except for share and per share data)

1. **ORGANIZATION AND PRINCIPAL ACTIVITIES**

    ZTO Express (Cayman) Inc. (the "Company") was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity ("VIE") (collectively also referred to as the "Group") are principally engaged in express delivery services in the People's Republic of China (the "PRC") through a nationwide network partner model.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    (a) **Basis of presentation**

    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules"). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

    (b) **Principles of consolidation**

    The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

    The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

    The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

    Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

    (c) **Use of estimates**

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

(d) Convenience translation

The Group's business is primarily conducted in the PRC and almost all of the Group's revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income and unaudited condensed consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2024 were calculated at the rate of US$1.00= RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(e) Revenue recognition

Disaggregation of revenue

	Year ended December 31,				
	2023		2024		
	RMB	*%*	*RMB*	*US$*	*%*
	(Audited)		(Unaudited)	(Unaudited)	
Express delivery services	35,488,060	92.4	**40,953,034**	**5,610,543**	**92.5**
Freight forwarding services	906,802	2.4	**885,410**	**121,301**	**2.0**
Sale of accessories	1,876,624	4.9	**2,300,392**	**315,152**	**5.2**
Others	147,429	0.3	**141,884**	**19,438**	**0.3**
Total revenues	38,418,915	100.0	**44,280,720**	**6,066,434**	**100.0**

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2023 and 2024.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2023 and 2024.

(f) Income taxes

The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

(g) **Earnings per share**

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Group's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Group's authorized share capital were reclassified and redesignated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

3. **ACCOUNTS RECEIVABLE, NET**

	As of December 31,		
	2023	**2024**	
	RMB	*RMB*	*US$*
	(Audited)	**(Unaudited)**	**(Unaudited)**
Accounts receivable, gross	613,541	**1,539,338**	**210,888**
Less: Allowance for credit losses	(40,983)	**(35,632)**	**(4,881)**
Total	572,558	**1,503,706**	**206,007**

The following is an analysis of accounts receivables by age, presented based on the invoice date, which approximated the revenue recognition date.

	As of December 31,		
	2023	**2024**	
	RMB	*RMB*	*US$*
	(Audited)	**(Unaudited)**	**(Unaudited)**
Within 6 months	450,769	**1,366,198**	**187,168**
Between 6 months and 1 year	57,615	**49,799**	**6,822**
Between 1 year and 2 years	49,726	**48,687**	**6,670**
More than 2 years	55,431	**74,654**	**10,228**
Accounts receivable, gross	613,541	**1,539,338**	**210,888**

4. ACCOUNTS PAYABLE

An aging analysis of the accounts payable as of December 31, 2023 and December 31, 2024, based on the invoice date or inception date at the end of the reporting period, is as follows:

	As of December 31,		
	2023	2024	
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	2,548,617	2,448,751	335,478
Between 6 months and 1 year	4,789	9,154	1,254
Between 1 year and 2 years	1,366	2,840	389
More than 2 years	2,238	2,650	363
Total	2,557,010	2,463,395	337,484

5. INCOME TAX

The current and deferred portion of income tax expenses included in the condensed consolidated statements of comprehensive income, which were substantially attributable to the Group's subsidiaries are as follows:

	Year ended December 31,		
	2023	2024	
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Current tax expenses	1,780,818	2,552,819	349,735
Deferred tax expenses	157,782	292,542	40,078
Total	1,938,600	2,845,361	389,813

The Group's effective tax rate for the year ended December 31, 2023 and 2024 were 18.14% (audited) and 24.37% (unaudited), respectively.

6. **SHARE-BASED COMPENSATION**

Employee Share Holding Platform

In June 2016, the Group established an employee share holding platform (the "Share Holding Platform"). ZTO ES Holding Limited ("ZTO ES"), a British Virgin Islands company was established as a holding vehicle for the Group's Share Holding Platform. Four limited liability partnerships ("LLPs") were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. The recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Company and accordingly, at the direction of the employee, ZTO ES will sell the Company's ordinary shares held in connection with the limited partnership interest owned by the employee and remit the proceeds to the employee. The other shareholder's rights associated with the Company's ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Group referred to these limited partner's partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.

In March 2023 and 2024, 4,386,320 and 6,027,415 ordinary share units corresponding to 877,264 and 1,205,483 Company's ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for each of two years. These share awards vested and exercised immediately upon grant. The Group recorded the share based compensation of RMB158,278 (audited) and RMB183,175 (unaudited) based on the market price at US$26.27 and US$21.02 of ordinary shares on the grant dates, in selling, general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income for the years ended December 31, 2023 and 2024, respectively.

2016 Share Incentive Plan

In June 2016, the Board also approved the 2016 share incentive plan (the "2016 Share Incentive Plan") in order to provide appropriate incentives to directors, executive officers and other employees of the Group. The 2016 Share Incentive Plan were amended and restated in September 2016, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000 plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the Board.

With effect from May 1, 2023, the Company will no longer further increase the scheme limit of the 2016 Share Incentive Plan for the remaining term of the 2016 Share Incentive Plan, and the scheme limit of the 2016 Share Incentive Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares; options and awards under the 2016 Share Incentive Plan will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Share Incentive Plan and no new shares will be issued for the share award grants made or to be made pursuant to the 2016 Share Incentive Plan.

Restricted share units ("RSUs")

In March 2023 and 2024, the Group granted 535,955 and 743,366 restricted share units ("RSU") at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share based compensation of RMB96,698 (audited) and RMB112,956 (unaudited) based on the market price of ordinary shares at US$26.27 and US$21.02 on the grant dates in selling, general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income for the years ended December 31, 2023 and 2024, respectively.

2024 Share Incentive Plan

In March 2024, the Board approved the 2024 share incentive plan (the "2024 Share Incentive Plan") in order to provide appropriate incentives to directors, employees, and consultants of the Group, pursuant to which the maximum number of shares of the Group underlying the awards to be granted under the 2024 Plan shall be 30,000,000 Class A ordinary shares, subject to adjustment and/or update by the Board.

Share Options

On March 22, 2024, the Group granted 916,200 share options to certain directors, executive officers and employees pursuant to the 2024 Share Incentive Plan. The exercise price is US$21.88. The options will be vested 33%, 33% and 34% on each of three anniversary dates from the grant date, respectively. The options have a contractual term of ten years.

The closing price of the Group's shares immediately before March 22, 2024, the date of grant, was US$21.67 per share. The weighted-average grant date fair value for options granted to directors and employees during the year ended December 31, 2024 was US$6.7 per share, computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. Expected volatilities are based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2024
Spot price (US$)	21.02
Exercise price (US$)	21.88
Life of option	10 years
Risk free rate	4.22%
Expected volatility	35.00%
Dividend yield	2.95%
Post-vesting forfeiture rate	5.55%~6.39%
Exercise multiple	1.5x~2.0x

The following table summarized the Group's share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price US$ per share	Weighted Average Remaining Contractual Life Years	Aggregate Intrinsic Value US$
Share options outstanding as of January 1, 2024	–	–	–	–
Granted	916,200			
Exercised	–			
Forfeited	–			
Share options outstanding as of December 31, 2024	916,200	21.88	9.23	–

The total share based compensation expenses relating to these options was RMB22,561 (unaudited) during the year ended December 31, 2024. As of December 31, 2024, there was RMB21,943 (unaudited) of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.23 years.

7. EARNINGS PER SHARE

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Year ended December 31,		
	2023	2024	
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Numerator:			
Net income attributable to ordinary shareholders – basic	8,749,004	**8,816,835**	**1,207,901**
Plus: Interest expense of convertible senior notes	145,451	**150,512**	**20,620**
Net income attributable to ordinary shareholders – diluted	8,894,455	**8,967,347**	**1,228,521**
Shares (Denominator):			
Weight average ordinary shares outstanding – basic	807,739,616	**804,875,816**	**804,875,816**
Plus: Dilutive effect of convertible senior notes	31,209,067	**33,566,100**	**33,566,100**
Weight average ordinary shares outstanding – diluted	838,948,683	**838,441,916**	**838,441,916**
Earnings per share – basic	10.83	**10.95**	**1.50**
Earnings per share – diluted	10.60	**10.70**	**1.47**

5,147,411 (audited) and 3,941,928 (unaudited) ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2023 and December 31, 2024, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

8. REPURCHASE OF ORDINARY SHARES

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective period through June 30, 2025. As of December 31, 2024, the Company has purchased an aggregate of 50,546,707 shares at an average purchase price of US$24.18, including repurchase commissions.

9. DIVIDENDS

On March 14, 2023, a dividend in respect of the year ended 31 December 2022 of US$0.37 per ordinary share, in an aggregate amount of US$299,319 (RMB2,055,723), had been approved by the Board of directors of the Company.

On March 19, 2024, a dividend in respect of the year ended 31 December 2023 of US$0.62 per ordinary share, in an aggregate amount of US$500,134 (RMB3,600,516) (unaudited), had been approved by the Board of directors of the Company.

On August 20, 2024, an interim dividend in respect of the six months ended 30 June 2024 of US$0.35 per ordinary share, in an aggregate amount of US$282,239 (RMB2,012,929) (unaudited), had been approved by the Board of directors of the Company.

On March 18, 2025, the Board approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2025.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk) and the Company (https://zto.investorroom.com/). The annual report of the Company for the year ended December 31, 2024 will be made available for review on the same websites in due course.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context indicates otherwise:

"2016 Plan"	the Company's share incentive plan adopted in June 2016 as amended from time to time
"2024 Plan"	the Company's share incentive plan adopted on March 19, 2024 as amended from time to time
"ADS(s)"	American depositary share(s) (each representing one Class A ordinary share of the Company)
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"CG Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules
"China" or "PRC"	the People's Republic of China
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company's general meeting
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company's general meeting
"Company" or "ZTO"	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time
"Compensation Committee"	the compensation committee of the Board

"Contractual Arrangements"	variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries
"Director(s)"	the director(s) of the Company
"Environmental, Social and Governance Committee"	the environmental, social and governance committee of the Board
"ESG"	environmental, social and governance
"Group", "the Group", "we" or "us"	the Company and its subsidiaries and consolidated affiliated entities from time to time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board
"NYSE"	New York Stock Exchange
"ordinary share(s)"	Class A and Class B ordinary share(s) of the Company, par value US$0.0001 per share
"Reporting Period"	the year ended December 31, 2024
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of the Share(s)
"subsidiary(ies)"	has the meaning ascribed to it under the Listing Rules
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules

"U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"ZTO ES"	Zto Es Holding Limited, a company incorporated in the British Virgin Islands
"%"	per cent

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, March 19, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Xudong CHEN as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.